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Securities and Exchange

18000145

FEB 22 2018

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SEC FILE NUMBER
8-43035

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Brokers Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside 5, 185 Hudson Street, Suite 1500
(No. and Street)

Jersey City (City) — New Jersey (State) — 07311-4011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Dower — (212) 513-4443 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name - if individual, state last, first, middle name)

4 Becker Farm Road (Address) — Roseland (City) — NJ (State) — 07068 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

First Brokers Securities LLC
Table of Contents
December 31, 2017

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert H. Dower, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to First Brokers Securities LLC at December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

R. H. Dower

Signature

Chief Financial Officer

Title

Subscribed and sworn
to before me

Hilda Valentin Rivera

VALENTIN RIVERA HILDA
Notary Public, State of New York
No. 01VA5066801
Qualified in Bronx County
Commission Expires October 7, 2018

First Brokers Securities LLC
Index
December 31, 2017

CohnReznick
Accounting • Tax • Advisory

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Members
of First Brokers Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Brokers Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Brokers Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as First Brokers Securities LLC's auditor since 2015.

CohnReznick LLP

Roseland, New Jersey
February 5, 2018

First Brokers Securities LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	4,662,726
Receivable from clearing broker, net		4,109,330
Receivable from broker-dealers		3,551
Securities owned:		
Marketable, at fair value		3,701,307
Not readily marketable, at estimated fair value		149,112
Property and equipment, net of accumulated depreciation and amortization of $4,194,227		650,771
Prepaid expenses and other assets		731,136
Total assets	$	14,007,933
Liabilities and Members' Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$	4,108,567
Accrued compensation and related expenses		3,178,480
Accounts payable and accrued expenses		285,344
Total liabilities		7,572,391
Commitments and contingencies		
Members' equity		6,435,542
Total liabilities and members' equity	$	14,007,933

The accompanying notes are an integral part of these financial statements.

1. Organization

First Brokers Securities LLC (the "Company") is a Delaware Limited Liability Company. The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities.

The Company is owned 60% by AO-First Brokers LLC and 40% by ICAP Broker Holdings North America ("IBHNA").

Brokerage Capacities

In certain products, the Company acts in the capacity of either "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching in whole or in part of reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" marketplaces acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Company, while managing and liquidating such positions, may generate a profit or a loss.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(b) Principal Transactions

All principal transactions are recorded on a trade date basis.

(c) Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2017, the Company has no cash equivalents.

(d) Fair Value

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities listed on a national exchange are valued at the last closing bid price if owned by the Company and the last closing ask price if sold short by the Company on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported

on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value or in accordance with US GAAP.

3. Employee Benefits

The Company sponsors a 401(k) retirement plan (the "Plan"). The Plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

4. Securities Owned and Securities Sold Not Yet Purchased

Securities sold not yet purchased consists mainly of corporate debt securities; these are hedged by US Treasury debt securities that are owned by the Company. All of the corporate debt securities and the US Treasury debt securities are classified as level 2 securities within the fair value hierarchy.

5. Property and Equipment

The Company fully amortized all of the leasehold improvements from the 2003 build-out as of October 31, 2017. With the execution of a new 10-year lease for a reduced space within its current office, the Company is purchasing additional new property and equipment including leasehold improvements. The new space will go into service during the first quarter of 2018 at which time the components of that space will be depreciated and amortized over their estimated useful lives.

The Company has committed to vendors and other service providers in connection with the new space a total amount of approximately $1,800,000 of which it has paid approximately $651,000 through December 31, 2017 and expects to make payments of approximately $1,200,000 during the first quarter of 2018.

Property and equipment at December 31, 2017 are comprised of:

		Estimated Useful Lives
Cost:		
Telephone and computer equipment	$ 1,908,242	3 to 5 years
Furniture and fixtures	640,000	3 to 5 years
Leasehold improvements	1,970,141	10 years
Software - work in progress	326,615	3 to 5 years
	4,844,998	
Less: Accumulated depreciation and amortization	(4,194,227)	
	$ 650,771	

6. Related Party Transactions

The Company entered into agreements whereby subsidiaries of the minority owner provide certain services to the Company.

Prepaid expenses and other assets include advances to employees totaling $66,979 at December 31, 2017. Certain advances bear interest at the prime rate (currently 4.25% at December 31, 2017).

The Company made monthly payments for offices leased by an affiliate of IBHNA in New Jersey which expired on November 15, 2017.

The terms of any of these transactions may not be the same as those that would otherwise exist or

result from agreements and transactions among unrelated parties.

7. Due from Clearing Broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $3,000,000, which is included in the net receivable from clearing broker in the accompanying statement of financial condition (see Note 11).

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

8. Revolving Note and Cash Subordination

On February 1, 2015, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with ICAP Securities USA LLC. The Agreement creates a $5,000,000 line of credit with a draw down period that expires on January 31, 2019 and requires that any advances under the Agreement be repaid by no later than January 31, 2020. The interest rates will be agreed to at the time of each advance. Any advances will be considered as liabilities of the Company, subordinated to claims of its general creditors, and will be available for net capital purposes. During the year ended December 31, 2017, the Company did not borrow against this Agreement.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. At December 31, 2017, the Company's net capital was approximately $4,718,000 which was approximately $4,468,000 in excess of its minimum requirement of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

10. Concentration

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker-dealer. The Company has a significant cash receivable from its clearing broker and in addition all of the Company's securities owned and its securities sold but not yet purchased are carried by this single clearing broker-dealer. Within each of the securities categories are significant amounts of securities issued by few issuers. The Company does not consider itself to be at any significant risk with respect to these concentrations. At times cash balances exceed FDIC limits.

11. Commitments and Contingencies

The Company leased office space, from an affiliate, under a non-cancellable lease agreement which expired on November 15, 2017.

On June 30, 2017, the Company entered into a new lease of its office space under a lease that commenced on November 16, 2017 and expires on December 31, 2027. Under the terms of this lease, the Company is obligated to pay escalation rentals for certain operating expenses and real estate taxes and contains a termination option after seven (7) years and (2) months with a written notification twelve full months prior to the termination date and the payment of $506,560.

Minimum future rental payments under the lease, exclusive of escalation charges, are as follows:

Year ending December 31:		
2018	$	493,721
2019		549,377
2020		560,364
2021		571,572
2022		583,003
Thereafter		3,094,653
	$	5,852,690

To encourage the Company to enter into the new lease, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $599,000 to build-out the office space to the Company's specifications. As of December 31, 2017, the Company has not utilized the allowance. The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and contractually obligated rent escalations) over the lease terms.

As of December 31, 2017, the difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line basis is $50,091 and is included in accounts payable and accrued expenses in the statement of financial condition.

An amendment to the clearing agreement, dated December 31, 2015, increased the Company's required clearing deposit to $3,000,000. As of December 31, 2017, the Company's deposit with its clearing broker totaled $2,000,000.

12. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2017 and determined there are no subsequent events that occurred during this period that would require recognition or disclosure in these financial statements.

13. Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic Accounting Standards Codification (Topic 606). The standard is principle- based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Once adopted, management does not believe that it will have a material impact on the financial statements.